Draft 12/27/07

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to §240.13d-1(a) and Amendments Thereto Filed Pursuant to

§240.13d-2(a)

(Amendment No. 13)

_____________________________________________

E COM VENTURES, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of class of securities)

26830k 20 5

(CUSIP Number)

Matthew C. Dallett

Edwards Angell Palmer & Dodge, LLP

111 Huntington Avenue

Boston, MA 02199

(617) 239-0100

(Name, Address, and Telephone Number of person

authorized to receive notices and communications)

December 21, 2007

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26830k 2	Schedule 13D	Page 2 of 5 Pages

1. Name of Reporting Person

Glenn H. Nussdorf

2. Check the Appropriate Box if a Member of a Group		(a) ☒
		(b) ☐

3. SEC Use Only

4. Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6. Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person With
	7. Sole Voting Power	549,072

	8. Shared Voting Power	444,445

	9. Sole Dispositive Power	549,072

	10 Shared Dispositive Power	444,445

11. Aggregate Amount Beneficially Owned by Each Reporting Person

993,517

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13. Percent of Class Represented by Amount in Row (11)

28.36%

14. Type of Reporting Person

IN

CUSIP No. 26830k 2	Schedule 13D	Page 3 of 5 Pages

1. Name of Reporting Person

Stephen L. Nussdorf

2. Check the Appropriate Box if a Member of a Group		(a) ☒
		(b) ☐

3. SEC Use Only

4. Source of Funds

OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6. Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person With
	7. Sole Voting Power	564,072

	8. Shared Voting Power	444,445

	9. Sole Dispositive Power	564,072

	10 Shared Dispositive Power	444,445

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,008,517

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13. Percent of Class Represented by Amount in Row (11)

28.79%

14. Type of Reporting Person

IN

CUSIP No. 26830k 2	Schedule 13D	Page 4 of 5 Pages

This Amendment No. 13 amends the Schedule 13D originally filed June 19, 2003, as amended to date (the "Schedule 13D"), with respect to the Common Stock, par value $0.01 per share, of E Com Ventures, Inc. (the “Issuer”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended to add the following:

The business address of Stephen L. Nussdorf is 35 Sawgrass Drive, Bellport, NY 11713, and his present principal occupation is President, Model Reorg, Inc.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

The consideration for the acquisition of shares of the Issuer’s Common Stock in the proposed merger with Model Reorg, Inc. (“Model”) described in Item 4 below will be the shares of capital stock of Model owned by Glenn H. Nussdorf and Stephen L. Nussdorf, respectively. Glenn H. Nussdorf and Stephen L. Nussdorf each owns 29.5838% of the shares of capital stock of Model.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On December 21, 2007, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Model, the holders of all the outstanding capital stock of Model, including Glenn H. Nussdorf and Stephen L. Nussdorf (collectively, the “Shareholders”), and Model Reorg Acquisition LLC, a wholly-owned subsidiary of the Issuer (“Merger Sub”). A copy of the Merger Agreement was filed as Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 21, 2007. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Model will merge into Merger Sub (the “Merger”) and the outstanding shares of Model capital stock will be converted into the right to receive an aggregate of 5,900,000 shares of the Issuer’s common stock and warrants to acquire an aggregate of 1,500,000 shares of the Issuer’s common stock with an exercise price of $23.94 per share (the “Warrants”). The Warrants will have a 10-year term, will not be exercisable for the first three years after the Merger and will not be transferable, with limited exceptions. As a result of the Merger, Model will become a wholly-owned subsidiary of the Issuer.

Glenn H. Nussdorf and Stephen L. Nussdorf each owns 29.5838% of the shares of capital stock of Model, and their sister, Arlene Nussdorf, owns 29.5838%. In the Merger, Glenn H. Nussdorf, Stephen L. Nussdorf and Arlene Nussdorf will each be issued 1,745,444 shares of the Issuer’s Common Stock and Warrants to purchase 443,757 shares of the Issuer’s Common Stock.

Consummation of the Merger is subject to a number of conditions, including approval by the Issuer’s common stockholders, expiration of the waiting period under the Hart-Scott-Rodino Act, approval by NASDAQ of the listing of the shares to be issued, and the availability of a new $280 million secured credit facility to replace the Issuer’s and Model’s existing third party credit facilities. The Merger Agreement contains certain termination rights for both the Issuer and Model and requires the Shareholders to indemnify the Issuer against certain contingencies relating to Model. The Issuer will retain in escrow 295,000 shares from those issuable to the Shareholders at the closing of the Merger in order to secure their indemnification obligations under the Merger Agreement. The Issuer will retain the escrow shares until 30 days after the filing of the Issuer’s first Form 10-K with the SEC that includes audited financial statements covering at least six months of operations of the combined company. During that escrow period, the Shareholders will be entitled to vote the escrow shares but any dividends, distributions or earnings on the shares will be retained in a bank account and paid only as and when the shares are released from escrow.

In addition, pursuant to the Merger Agreement, the Issuer and the Shareholders will execute a “piggyback” Registration Rights Agreement under which the Shareholders would have the right to require the Issuer to include the shares received in the Merger in certain registration statements that the Issuer may file with the SEC under the Securities Act of 1933. The Registration Rights Agreement provides that the registration rights of the Shareholders would be pro rata with registration rights the Issuer may grant in the future to persons providing financing or selling businesses or assets to the Issuer.

The Merger Agreement also requires Model to refinance debt owed by Model to a company that is wholly-owned by Glenn H. Nussdorf, Stephen L. Nussdorf and Arlene Nussdorf, and members of their families. The refinancing is to be through a $50 million three-year term loan from that company and, if needed, a transfer of inventory from Model to that company to pay any remaining balance. This new loan will be subordinated to the Issuer’s new secured credit facility described above.

Stephen L. Nussdorf is a member of the Issuer’s Board of Directors and, as such, may exert a controlling influence over the Issuer’s management and policies. Following the Merger, Glenn H. Nussdorf and/or Stephen L. Nussdorf may seek to: (a) influence the Issuer's management, (b) obtain additional representation on the Issuer’s Board of Directors, and/or (c) pursue a negotiated business combination or transaction between or among the Issuer and one or more independent companies or companies affiliated with Glenn H. Nussdorf and/or Stephen L. Nussdorf. Each of Glenn H. Nussdorf and Stephen L. Nussdorf intends to continue to review and evaluate his investment in the Issuer and may acquire additional shares or dispose of shares of Common Stock beneficially owned by him either in the open market, privately-negotiated transactions, or otherwise. The timing of any such acquisitions or dispositions, if made, and the manner in which any such acquisitions or dispositions would be effected will depend on a variety of factors, including, without limitation, market conditions, the trading prices of the Common Stock, the Issuer's performance, the availability of alternative investment opportunities, and such other factors as either shareholder may consider.

CUSIP No. 26830k 2	Schedule 13D	Page 5 of 5 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Glenn H. Nussdorf and Stephen L. Nussdorf own 549,072 shares and 564,072 shares, respectively, of the Issuer’s outstanding common stock. Each has sole voting and dispositive power over the shares owned by him. (Stephen L. Nussdorf holds such 564,072 shares in a joint account with his wife.) Each of Glenn H. Nussdorf and Stephen L. Nussdorf disclaims beneficial ownership of the shares held by the other.

Glenn H. Nussdorf and Stephen L. Nussdorf, together, also hold a $5,000,000 Subordinated Secured Convertible Note dated December 9, 2004 (the “Subordinated Note”), which is convertible into 444,445 shares of the Issuer’s Common Stock at a conversion price of $11.25 per share. They share dispositive power over the Convertible Note and, therefore, have shared beneficial ownership of the shares into which it is convertible.

Giving effect to the conversion of the Subordinated Note but not the exercise of any outstanding options held by others, Glenn H. Nussdorf and Stephen L. Nussdorf beneficially own 993,517 shares (28.36%) and 1,008,517 shares (28.79%), respectively, of the Issuer’s common stock. The foregoing percentages assume 3,059,041 shares of the Issuer’s Common Stock outstanding, the number reported as outstanding as of December 21, 2007 in the Issuer’s Form 10-Q filed with the SEC on December 26, 2007.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

2.1

Agreement and Plan of Merger dated as of December 21, 2007 by and among E Com Ventures, Inc., Model Reorg, Inc., the holders of all the outstanding capital stock of Model Reorg., Inc., and Model Reorg Acquisition LLC (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Issuer on December 21, 2007).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 3, 2008

/s/Alfred R. Paliani, attorney-in-fact
Glenn H. Nussdorf
By: Alfred R. Paliani, attorney-in -fact

/s/Alfred R. Paliani, attorney-in-fact
Stephen L. Nussdorf
By: Alfred R. Paliani, attorney-in -fact